UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June, 2004

Commission File Number  000-29546

                              Adastra Minerals Inc.
                          ----------------------------
                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
        -----------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                      Consolidated Financial Statements
                      (Expressed in United States dollars)


                      ADASTRA  MINERALS  INC.
                      (Formerly America Mineral Fields Inc.)


                      Three and six months ended April 30, 2004 and 2003

                      (Unaudited - Prepared by Management)

ADASTRA  MINERALS  INC.
(Formerly America Mineral Fields Inc.)

Consolidated Balance Sheets
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                April 30,          October 31,
                                                                                     2004                 2003
------------------------------------------------------------------------------------------------------------------------------------

Assets

Current assets:
     Cash and cash equivalents                                            $    23,619,049      $    19,267,489
     Amounts receivable and prepaid expenses                                      515,583              288,897
------------------------------------------------------------------------------------------------------------------------------------
                                                                               24,134,632           19,556,386

Property, plant and equipment, net of amortization                                 46,592               25,709

Mineral properties (note 2)                                                     4,243,612            2,483,404

Mineral property evaluation costs (note 3)                                      4,347,594            4,331,137
------------------------------------------------------------------------------------------------------------------------------------

                                                                          $    32,772,430      $    26,396,636
------------------------------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                             $       974,177      $       927,166

Non-controlling interest                                                            8,750                    -

Shareholders' equity:
     Share capital (note 4(a))                                                 67,069,511           59,293,827
     Contributed surplus (note 4(d))                                            3,819,331            2,095,310
     Deficit                                                                  (39,099,339)         (35,919,667)
------------------------------------------------------------------------------------------------------------------------------------
                                                                               31,789,503           25,469,470
------------------------------------------------------------------------------------------------------------------------------------

                                                                          $    32,772,430      $    26,396,636
------------------------------------------------------------------------------------------------------------------------------------

Subsequent events (notes 1 and 2(a))

See accompanying notes to consolidated financial statements

ADASTRA  MINERALS  INC.
(Formerly America Mineral Fields Inc.)

Consolidated Statements of Operations and Deficit
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                            Three months ended April 30,          Six months ended April 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                   2004               2003               2004             2003
------------------------------------------------------------------------------------------------------------------------------------

Administration costs:
     Amortization                        $        4,032     $        4,787    $         7,819   $       10,950
     Bank charges and interest                    1,526                869              3,533            3,388
     Investor relations                         179,532             86,020            252,748          130,240
     Office and administration                   89,336             86,752            176,592          158,946
     Professional fees                           96,564            105,105            110,546          223,301
     Regulatory authorities filing fees          61,246             12,257             73,876           17,338
     Salaries and wages                         264,874            229,259            471,159          438,965
     Stock-based compensation (note 4)        1,612,654              4,630          2,075,319           10,329
     Transfer agent                               7,840              4,765              9,808            6,204
     Travel and accommodation                     3,548             11,931              7,580           24,690
------------------------------------------------------------------------------------------------------------------------------------
                                              2,321,152            546,375          3,188,980        1,024,351

Other items:
     Interest income                           (111,048)            (1,864)          (163,010)          (3,844)
     Gain on sale of property, plant
       and equipment                                  -               (375)                 -             (375)
     Other income                                     -             (5,000)                 -           (5,000)
     Mineral property evaluation costs                -                  -                731           12,305
     Foreign exchange loss (gain)               255,687              7,482            152,971           (8,851)
------------------------------------------------------------------------------------------------------------------------------------
                                                144,639                243             (9,308)          (5,765)
------------------------------------------------------------------------------------------------------------------------------------

Loss for the period                          (2,465,791)          (546,618)        (3,179,672)      (1,018,586)

Deficit, beginning of period                (36,633,548)       (32,853,056)       (35,919,667)     (32,381,088)
------------------------------------------------------------------------------------------------------------------------------------

Deficit, end of period                   $  (39,099,339)    $  (33,399,674)   $   (39,099,339)  $  (33,399,674)
------------------------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share         $       (0.04)     $       (0.02)    $        (0.05)   $       (0.03)

------------------------------------------------------------------------------------------------------------------------------------

Weighted average number of
   common shares outstanding                 70,067,869         32,132,816         66,656,696       32,132,816

------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

ADASTRA  MINERALS  INC.
(Formerly America Mineral Fields Inc.)

Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                              Three months ended April 30,        Six months ended April 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                      2004             2003              2004             2003
------------------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):

Operations:
     Loss for the period                   $    (2,465,791)   $    (546,618)  $    (3,179,672)   $  (1,018,586)
     Items not involving cash:
         Amortization                                4,032            4,787             7,819           10,950
         Stock-based compensation                1,612,654            4,630         2,075,319           10,329
         Gain on sale of property, plant
           and equipment                                 -             (375)                -             (375)
------------------------------------------------------------------------------------------------------------------------------------
                                                  (849,105)        (537,576)       (1,096,534)        (997,682)
     Changes in non-cash operating
       working capital:
         Decrease (increase) in amounts
           receivable and prepaid expenses        (260,629)          40,202          (226,686)          64,364
         Increase in accounts payable and
           accrued liabilities                     245,354          263,341            47,011          110,687
------------------------------------------------------------------------------------------------------------------------------------
                                                  (864,380)        (234,033)       (1,276,209)        (822,631)

Investments:
     Purchase of property, plant and
       equipment                                    (5,212)            (864)          (32,208)          (4,279)
     Proceeds on sale of property plant
       and equipment                                     -              375                 -              375
     Expenditures on mineral properties           (716,444)        (457,187)       (1,559,802)        (869,997)
     Expenditures on mineral property
       evaluation costs                             (6,451)         (44,450)          (16,044)         (61,338)
------------------------------------------------------------------------------------------------------------------------------------
                                                  (728,107)        (502,126)       (1,608,054)        (935,239)

Financing:
     Issue of share capital, net                   673,144                -         7,227,073                -
     Investments by non-controlling interests        8,750                -             8,750                -
------------------------------------------------------------------------------------------------------------------------------------
                                                   681,894                -         7,235,823                -
------------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash
   equivalents                                    (910,593)        (736,159)        4,351,560       (1,757,870)

Cash and cash equivalents, beginning
   of period                                    24,529,642        1,043,509        19,267,489        2,065,220
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period   $    23,619,049    $     307,350   $    23,619,049    $     307,350
------------------------------------------------------------------------------------------------------------------------------------

Cash is defined as cash and cash equivalents and joint venture cash.

Supplementary disclosure:
     Interest received, net                 $      111,048    $       1,864     $     163,010    $       3,844
     Non-cash investing and financing
       activities:
         Stock-based compensation for
           mineral property expenditures    $      194,333    $           -     $     197,313    $           -

------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

ADASTRA  MINERALS  INC.
(Formerly America Mineral Fields Inc.)

Notes to Consolidated Financial Statements
(Unaudited - Prepared by Management)
(Expressed in United States dollars)

Three and six months ended April 30, 2004 and 2003

--------------------------------------------------------------------------------


1.   Significant accounting policies:

     On May 12, 2004, the Company changed its name from America Mineral Fields Inc. to Adastra Minerals Inc. These consolidated financial statements of Adastra Minerals Inc. (the "Company") do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual audited consolidated financial statements as at and for the year ended October 31, 2003.


2.   Mineral properties:

     Amounts deferred in respect of mineral properties consist of the following:

      ------------------------------------------- -------------- ---------------- ------------- --------------
                                                                                        Zambia
                                                    DRC Kolwezi           Angola       Solwezi          Total
      ------------------------------------------- -------------- ---------------- ------------- --------------

      Deferred, October 31, 2003                     9,763,808          719,595             1     10,483,404
      Less gain on contribution to joint venture     (8,000,000)               -            -      (8,000,000)
      ------------------------------------------- -------------- ---------------- ------------- --------------

      Balance, October 31, 2003, net                 1,763,808          719,595             1      2,483,404

      Amortization                                       3,093                -             -          3,093
      Consulting                                       319,187           55,944             -        375,131
      Interest received                                (19,874)               -             -        (19,874)
      Legal                                             432,384         131,257             -        563,641
      Project office and accounting                    155,334           21,765             -        177,099
      Salaries                                         322,725           16,853             -        339,578
      Travel                                           232,217           89,323             -        321,540
      ------------------------------------------- -------------- ---------------- ------------- --------------
                                                     1,445,066          315,142             -      1,760,208
      ------------------------------------------- -------------- ---------------- ------------- --------------

      Balance, April 30, 2004                        3,208,874        1,034,737             1      4,243,612
      ------------------------------------------- -------------- ---------------- ------------- --------------


     (a)  Kolwezi:

          During the first quarter of 2004, the Company's 100% owned subsidiary, Congo Mineral Developments Limited ("CMD"), finalized with both the Government of the Democratic Republic of Congo ("GDRC") and La Generale des Carrieres et des Mines ("Gecamines"), the state-owned mining company, a Contract of Association governing the terms of the Kolwezi Tailings Project (the "Project") and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company to be incorporated in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.

          The Contract of Association recognizes the framework agreement entered into by the Company in February 2003 for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. If either of IFC or IDC does not exercise its options, the other will have a right of first refusal over that option.

          Under the Contract of Association, the Tailings Exploitation Rights to the Project are to be transferred to KMT. CMD is to own 82.5% of KMT, and Gecamines and GDRC are to own 12.5% and 5.0% respectively. Two payments totaling $15,000,000 will be made by KMT to Gecamines as consideration for the Tailings Exploitation Rights. The first instalment of $5,000,000 will be made at the time of the transfer of the Tailings Exploitation Rights and the second instalment of
          $10,000,000 will be made following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and any other participating parties (e.g. IFC and/or IDC) based on their pro rata ownership of the Project excluding Gecamines and GDRC's percentage ownership. Gecamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gecamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gecamines, providing that ordinary dividends are paid in such year.

          CMD and the participating parties are to complete feasibility studies, carry out an environmental impact study, draw up an environmental management plan and obtain commitments for financing the Project, all within a time period of three years and six months from transfer date of the mining rights.

          During the second quarter of 2004, the Contract of Association was signed by all parties and KMT was incorporated with CMD owning 82.5% of KMT.

          Subsequent to the end of the quarter, the Tailings Exploitation Rights were transferred to KMT and the $5 million first instalment referred to above was paid to Gecamines.

          Subsequent to the end of the quarter, the Company awarded the contract for the Environmental and Social Impact Assessment on the Project to SRK Consulting of South Africa.

3.   Mineral property evaluation costs:

     Amounts deferred in respect of mineral property evaluation costs consist of the following:

     Democratic Republic of Congo - Kipushi evaluation costs:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        Amount
------------------------------------------------------------------------------------------------------------------------------------

     Balance, October 31, 2003                                                                  $    4,331,137

         Amortization                                                                                      413
         Legal                                                                                             285
         Project office and accounting                                                                   6,971
         Salaries                                                                                        8,539
         Travel                                                                                            249
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        16,457
------------------------------------------------------------------------------------------------------------------------------------

     Balance, April 30, 2004                                                                    $    4,347,594
------------------------------------------------------------------------------------------------------------------------------------


4.   Share capital:

     (a)  Share capital:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Number
                                                                                of shares               Amount
------------------------------------------------------------------------------------------------------------------------------------

         Balance, October 31, 2003                                             62,044,820      $    59,293,827
         Issued on conventional exercise of options (note 4(c))                   225,000              256,161
         Issued on cashless exercise of options (note 4(c))                       405,505              399,896
         Issued on warrants exercised (note 4(b))                               3,300,000            1,877,480
         Issued on broker warrants exercised (note 4(b))                        1,260,600            1,049,512
         Issued on private placement (note 4(a)(i))                             3,500,000            4,338,958
         Share issue costs                                                              -             (146,323)
------------------------------------------------------------------------------------------------------------------------------------

         Balance, April 30, 2004                                               70,735,925      $    67,069,511
------------------------------------------------------------------------------------------------------------------------------------

          (i) During the first quarter of 2004, the Company completed a private placement of 3,500,000 common shares at a price of CDN$1.60 per share, for gross proceeds of CDN$5,600,000.

     (b)  Share purchase warrants:

          Warrants outstanding at April 30, 2004:

------------------------------------------------------------------------------------------------------------------------------------
                 Balance,                                 Balance,
              October 31,                                April 30,
                     2003     Issued      Exercised           2004      Exercise price             Expiry date
------------------------------------------------------------------------------------------------------------------------------------

                3,550,000          -              -      3,550,000            CDN$3.50      October 4, 2004 or
                                                                                            earlier in certain
                                                                                                 circumstances
                3,300,000          -     (3,300,000)             -            CDN$0.75        February 2, 2004
                1,260,600          -     (1,260,600)             -            CDN$1.10      September 25, 2004
                1,647,836     31,820              -      1,679,656            CDN$0.75       February 12, 2008
                                                                                                (note 4(b)(i))
------------------------------------------------------------------------------------------------------------------------------------

                9,758,436     31,820     (4,560,600)     5,229,656
------------------------------------------------------------------------------------------------------------------------------------

          (i) The number of warrants granted to each of the IFC and IDC (see note 2(a)) increased during the six months ended April 30, 2004 by 31,820 as a result of the exercising of share purchase entitlements outstanding at February 12, 2003. A further 234,666 warrants would be issued were all share purchase entitlements existing at February 12, 2003 and still outstanding at April 30, 2004 to be exercised in full.

               Warrants to purchase 587,880 shares for each of IFC and IDC have vested. The remaining warrants vest in one tranche upon reaching a certain milestone in the Project. The fair value of the warrants is being recorded upon vesting using the Black-Scholes option pricing model. The warrants vested during the six months ended April 30, 2004 have an estimated value of $197,313 (three months ended April 30, 2004 - $194,333) assuming an expected life of 3.83 years, volatility of 130%, no dividend yield, and a risk free interest rate of 2.28%. This fair value amount is included in consulting costs deferred in mineral properties and in contributed surplus.

     (c)  Share options:

------------------------------------------------------------------------------------------------------------------------------------
                                                                           Number of          Weighted average
                                                                             options     exercise price (CDN$)
------------------------------------------------------------------------------------------------------------------------------------

         Options outstanding, October 31, 2003                             2,931,000                    $ 0.85
         Granted                                                           4,085,000                      1.75
         Cancelled / expired                                                 (25,000)                     0.60
         Exercised                                                        (1,065,000)                     0.98
------------------------------------------------------------------------------------------------------------------------------------

         Options outstanding, April 30, 2004                               5,926,000                    $ 1.45
------------------------------------------------------------------------------------------------------------------------------------

          As at April 30, 2004, 3,796,000 options were vested. Options vest at various dates over their period of grant.

          During the six months ended April 30, 2004, 215,000 options with an exercise price of CDN$0.60 and 10,000 options with an exercise price of CDN$1.40 were exercised conventionally. There were also several separate cashless exercises of options during the six months, 25,000 options with an exercise price of CDN$0.60 were exchanged for 13,101 shares, 15,000 options with an exercise price of CDN$0.60 were exchanged for 7,890 shares, and 800,000 options with an exercise price of CDN$1.10 were exchanged for 384,514 shares. The amount credited to share capital on the exercise of options is the sum of the cash proceeds received plus amounts previously credited to contributed surplus for services received that were charged to compensation cost in respect of the options exercised.

          For the 4,085,000 options granted during the six months ended April 30, 2004, the Company has recorded stock-based compensation expense of $2,025,483, including $1,952,610 for the options that vested immediately, and $72,873 for the amortization to April 30, 2004 of the options that vest over time. The fair value of each option grant has been calculated using the Black-Scholes option pricing model with an expected life of 3.0 to 3.5 years, volatility of 113% to 133%, no dividend yield and a risk free interest rate of 2.23% to 2.28%.

          In addition to the expense recorded on the options granted during the six months ended April 30, 2004, the Company recorded stock-based compensation expense of $49,836 as a result of the vesting of options granted in the year ended October 31, 2003.

     (d)  Contributed surplus:

------------------------------------------------------------------------------------------------------------------------------------

         Balance, October 31, 2003                                                             $     2,095,310
         Stock-based compensation (note 4(c))                                                        2,075,319
         Granting of IFC and IDC warrants (note 4(b)(i))                                               197,313
         Transferred to share capital on exercise of stock options for cash                           (148,715)
         Transferred to share capital on cashless exercise of stock options                           (399,896)
------------------------------------------------------------------------------------------------------------------------------------

         Balance, April 30, 2004                                                               $     3,819,331
------------------------------------------------------------------------------------------------------------------------------------

5.   Segmented information:

     The Company's operations are primarily directed towards the acquisition, exploration and development of mineral resource properties and represent a single reportable segment. All material revenues of the Company are attributable to the corporate head office.

     Property, plant and equipment, including mineral properties and mineral property evaluation costs, by geographic area are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                April 30,          October 31,
                                                                                     2004                 2003
------------------------------------------------------------------------------------------------------------------------------------

     Capital assets by geographic area:
         Democratic Republic of Congo                                      $    7,560,846       $    5,459,430
         Angola                                                                 1,034,737              585,908
         Zambia                                                                         1                    1
         United Kingdom                                                            42,214               18,792
------------------------------------------------------------------------------------------------------------------------------------

                                                                           $    8,637,798       $    6,064,131
------------------------------------------------------------------------------------------------------------------------------------


ADASTRA MINERALS INC. (formerly AMERICA MINERAL FIELDS INC. )
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company for the three and six month periods ended April 30, 2004 and 2003 and related notes (the "Consolidated
Financial Statements"). The following discussion and analysis highlights significant changes since the discussion and analysis in the 2003 Annual Report, which should also be referred to for additional information. Except as otherwise noted, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are stated in U.S. dollars.

Results of Operations

The Company incurred a net loss for the six months ended April 30, 2004 of $3,179,672, or $0.05 per share, compared to a net loss of $1,018,586, or $0.03 per share, in the six months ended April 30, 2002.

The Company incurred a net loss for the three months ended April 30, 2004 of $2,465,791, or $0.04 per share, compared to a net loss of $546,618, or $0.02 per share, in the three months ended April 30, 2003.

The results for the three and six months ended April 30, 2004 reflect the following factors:

o Administration costs have increased compared to the quarter and six month period ended April 30, 2003 due principally to increased levels of investor relations costs, office and administration costs, regulatory authority filing fees, and stock-based compensation. These increases have been partly offset by reductions in professional fees and in travel and accommodation costs.

o Investor relations costs were higher in the quarter and six month period ended April 30, 2004 because the Company devoted more resources to investor relations during the first and second quarters of fiscal 2004 in order to publicize the progress made on the Kolwezi project, as well as to profile the Company's other projects, and in preparatory work for the change in the Company's name. A substantial number of warrants and options were exercised during the six months, and in addition the Company successfully completed a private placement for gross proceeds of CDN$5,600,000.

o The increased activity of the Company during the second quarter of 2004 and for the six month period ended April 30, 2004 also contributed to the rise in office and administration costs, but the increase was primarily the result of the much weaker US$ when compared to its exchange rate a year previously as many of these costs are incurred in (pound) sterling. The increase in regulatory authority filing fees is also consistent with the increased activity, as well as the fact that the Company is now listed on the London AIM exchange in addition to the TSX. In the first six months of 2003, the Company was listed solely on the TSX.

o The lower professional fees for the six months ended April 30, 2004 compared to the corresponding period in 2003 primarily reflects that audit fees for financial year 2003 were accrued at year end, whereas those for financial year 2002 were expensed when incurred in the first quarter of 2003. Travel and accommodation costs decreased as a result of a decrease in the number of non-project related journeys when compared with the same period in the previous financial year.

o During the year ended October 31, 2003, the Company chose to adopt early the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments for employees. The new recommendations were applied prospectively and are detailed in the notes to the consolidated financial statements for the year ended October 31, 2003. As a result of the adoption of the new policy, the Company now expenses the fair value of all options granted to both employees and non-employees over the vesting period of the options. The increase in stock-based compensation in the three months and six months ended April 30, 2004 versus the corresponding periods of 2003 is consistent with the increase in the number of options granted during these periods. Stock-based compensation expense of $1,612,654 was recorded in the quarter ended April 30, 2004 (2003-$4,630), and for the six month period ended April 30, 2004 was $2,075,319 (2003-$10,329).

o Considerably higher average cash balances resulted in significantly higher interest income during the three and six months ended April 30, 2004 compared with the corresponding periods of 2003. The Company holds some of these cash balances in Canadian dollars and Pounds sterling in anticipation of expenditures to be incurred in these currencies. During the quarter ended April 30, 2004, the US dollar strengthened against these other currencies (having weakened against them during the immediately preceding quarter) and the Company recorded a foreign exchange loss of $255,687 for the quarter and a foreign exchange loss of $152,971 for the six month period.

o Mineral property evaluation costs decreased during the six month period to April 30, 2004 compared to the same period of 2003, as the Company focused on developing its current projects and properties.

Liquidity and Capital Resources

As at April 30, 2004, the Company had cash and cash equivalents of $23,619,049, compared to $19,267,489 at October 31, 2003, and working capital of $23,160,455, compared to $18,629,220 at October 31, 2003.

The increases in cash and cash equivalents and working capital as at April 30, 2004, compared to the balances as at October 31, 2003, resulted from the private placement and exercise of warrants and options during the six months, partly offset by the operating activities discussed above and investments made in the Company's various Mineral Property Projects discussed below.

The private placement was of 3,500,000 common shares at a price of CDN$1.60 per share, for gross proceeds of CDN$5,600,000. Also during the six month period to April 30, 2004, a total of 4,560,600 warrants and 1,065,000 options were exercised. The net proceeds of the private placement and exercises of warrants and options ($7,227,073, after share issue costs of $146,323) will be used to fund the continued development of the Company's African projects, and for general working capital.

The ability of the Company to meet its commitments as they become payable, and the recoverability of amounts shown for mineral properties and mineral property evaluation costs, are dependent on the ability of the Company to obtain necessary financing and on other Exploration and Development and Financing Risk Factors discussed in the Company's 2003 Annual Report.

Mineral Property Projects

As at April 30, 2004, amounts capitalized in respect of mineral properties increased to $4,243,612 from $2,483,404 at October 31, 2003, reflecting $1,034,737 in costs incurred on the Company's Angola property and $3,208,874 in costs on the Kolwezi project.

Capitalized mineral property evaluation cost increased to $4,347,594 from $4,331,137 at October 31, 2003, reflecting costs incurred on the Company's Kipushi project.

Kolwezi Project, DRC

During the first quarter of 2004, the Company's 100% owned subsidiary, Congo Mineral Developments Limited ("CMD"), finalized with both the Government of the Democratic Republic of Congo ("GDRC") and La Generale des Carrieres et des Mines ("Gecamines"), the state-owned mining company, a Contract of Association ("CoA") governing the terms of the Kolwezi Tailings Project (the "Project") and the ownership and management of Kingamyambo Musonoi Tailings S.A.R.L. ("KMT"), the company to be incorporated in the Democratic Republic of Congo to own the mining title to the tailings and develop the Project.

The CoA  recognizes  the  framework  agreement  entered  into by the  Company in
February 2003 for the International Finance Corporation ("IFC") and the Industrial Development Corporation of South Africa Limited ("IDC") to participate in the Project. Under the framework agreement, each of IFC and IDC has an option to acquire from the Company up to 10% of the Project on a farm-in basis. The price of the farm-in will be related to the accumulated expenditures of the Company and its affiliates up to the time of the exercise of the option. If either of IFC or IDC does not exercise its options, the other will have a right of first refusal over that option.

During the three months ended April 30, 2004, the CoA was signed by all parties; and KMT was incorporated with CMD owning 82.5% of KMT, and Gecamines and GDRC owning 12.5% and 5.0% respectively. After the quarter end, in accordance with the CoA, the Tailings Exploitation Rights to the Project were transferred to KMT. Two payments totaling $15,000,000 are to be made by KMT to Gecamines as consideration for the Tailings Exploitation Rights. The first instalment of $5,000,000 was made following the transfer of the Tailings Exploitation Rights, and the second instalment of $10,000,000 will be made following the completion of all financing arrangements for the Project. The $15,000,000 is to be provided to KMT by CMD and any other participating parties (e.g. IFC and IDC) based on their pro rata ownership of the Project excluding Gecamines and GDRC's percentage ownership. Gecamines is to receive an annual dividend of the greater of its ordinary dividend and 2.5% of free cash flow (as defined) for each year from start-up until senior debt and subordinated loans have been fully reimbursed. Thereafter, Gecamines will be entitled to an annual dividend based on 10% of the average price realized for cobalt sold in a year in excess of $10.00 (adjusted for inflation) per pound in addition to any ordinary dividend received by Gecamines, providing that ordinary dividends are paid in such year.

Also during the quarter ended April 30, 2004, the Company appointed Rothschild as the financial adviser on the Project. Management, in conjunction with Rothschild, has started the process of identifying potential off-takers for the Project's metal production, which will form an important component of the financing of the Project.

CMD and the participating parties are to complete feasibility studies, carry out an environmental impact assessment study, draw up an environmental management plan and obtain commitments for financing the Project, all within a time period of three years and six months from transfer date of the mining rights.
Subsequent to April 30, 2004, the Company awarded the contract for the Environmental and Social Impact Assessment ("ESIA") on the Project to SRK
Consulting of South Africa. In the ESIA, first activities will involve collecting baseline data on geographic, ecological and social parameters and commencing a detailed Public Consultation and Disclosure Program (the "Program") with locally affected communities. This Program will continue throughout the period of the ESIA and will allow local concerns and issues to be fully addressed prior to development of the project. Given the degraded nature of the environment around Kolwezi, the high levels of unemployment and underemployment, and the generally run down state of the infrastructure, it is anticipated that the Project will have a positive effect on the region.

There will be a number of outputs from the study, including the ESIA report, an Environmental and Social Action Plan, a Community Development Plan, an Environmental Management Plan, a Framework Environmental Management System and a Conceptual Closure Plan.


Kipushi Project, DRC

It had been agreed with Gecamines during 2003 that finalising the CoA on the Kolwezi Tailings would be given priority over negotiating a revised framework agreement for the Kipushi Project. (The revisions are needed in order to conform the framework agreement to the DRC's new Mining Code and to reflect the Joint Venture Agreement between the Company and Kumba Base Metals). Once the Kolwezi CoA had been finalised during the first quarter of Financial Year 2004, preparatory work for the resumption of negotiations with Gecamines regarding the Kipushi Project was begun. Meetings were held during the second quarter to discuss potential revisions to the framework agreement, and the Company is presently awaiting Gecamines'response to its proposals. Once agreement on these revisions has been reached and necessary GDRC approvals have been obtained, the Company anticipates that the feasibility study will commence.

Angola Property

Extensive discussions continued during the quarter aimed at finalising the texts of the comprehensive agreements that will define the governance of the joint venture concerning the two licence areas. Once these protracted discussions have been completed successfully and have received the necessary Angolan government approvals, it is envisaged that work will commence during 2004 on both evaluation of the Camutue exploitation licence area and preliminary exploration of the Cuango River Floodplain prospecting licence area.

Risk Factors

The risk factors affecting the Company are substantially unchanged from those disclosed in the annual Management's Discussion & Analysis contained in the Company's 2003 Annual Report.

[COMPUTERSHARE LOGO OMITTED]




                                       510 Burrard Street, Vancouver, BC V6C 3B9
                                       Tel.: (604) 661- 9400 Fax: (604) 661-9401


June 29, 2004


To       All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: Adastra Minerals Inc. (Formerly America Mineral Fields Inc.)

We confirm that the following material was sent by pre-paid mail on June 28, 2004, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Consolidated Financial Statements for the three and six months ended April 30, 2004 and 2003 (Unaudited) (Expressed in United States dollars) / Management's Discussion and Analysis

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.



Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.



"Karen Patrus"
Mailing Specialist
Stock Transfer, Client Services
Telephone: (604) 661-9400 (ext 4504)
Fax: (604) 661-9401

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     ADASTRA MINERALS INC.
                                                     ---------------------------
                                                     (Registrant)


Date   June 29, 2004

                                            By:      /s/ Paul C. MacNeill
                                                     ---------------------------
                                                     Paul C. MacNeill
                                                     Director